UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 1 December, 2008

ASX & MEDIA RELEASE
1 DECEMBER, 2008

NOVOGEN’S NV-128, A NOVEL mTOR INHIBITOR, SHOWS POTENTIAL ACTIVITY AGAINST CANCER STEM CELLS

Sydney, Australia and New Canaan, Connecticut - Pharmaceutical company Novogen Limited (ASX: NRT Nasdaq: NVGN) today announced that work performed in collaboration with a Yale University research team led by Associate Professor Gil Mor, MD, PhD, has revealed its novel mTOR inhibitor NV-128 has the potential to act against cancer stem cells in addition to rapidly proliferating cells in established solid tumours.

“Yale’s research team is finding that NV-128 has a high level of potency against cancer stem cells,” said Dr Gil Mor.  “In fact, of the investigational therapies Yale has tried, NV-128 is one of the most exciting to us.”

Published research indicates that mTOR pathways, in addition to their involvement in maintaining survival among rapidly dividing cells in established tumours, also guarantee survival in cancer stem cells. 1   Cancer stem cells are slowly dividing undifferentiated cells with capacity to regenerate tumours rapidly after their surgical or chemical removal.  These cells are now becoming recognised as the underlying mechanism by which tumours recur and metastasise after primary treatment.  As such they represent a promising target by which improved cancer control may be achieved.

NV-128 has been shown to function as a potent inhibitor of the mTOR pathway and therefore has the potential to be effective against cancer stem cells.  Novogen is now aligning its research priorities for NV-128, and other related pipeline compounds, to look specifically at their activity in cancer stem cells.  This presents a unique opportunity to develop NV-128, and other potential derivatives, not only for use as a therapeutic agent in established cancers, but also to target the stem cells which lead to cancer recurrence.

At last year’s annual meeting of the American Association for Cancer Research, a presentation by one of the Yale team, Associate Research Fellow Ayesha Alvero, MD, showed in animal studies that NV-128 not only significantly retards tumour proliferation, but is more efficacious than other standard of care drugs, and without apparent toxicity.  This effect was shown to be due to caspase-independent pathways involving inhibition of the mTOR pathway.  But unlike analogues of rapamycin, like temsirolimus and everolimus, which target only mTORC1, NV-128’s capacity to dephosphorylate mTOR enables it to inhibit both mTORC1 and mTORC2 activity.  This blocks growth factor driven activation of AKT and the potential for development of chemoresistance.

Structurally, NV-128 is an analogue of triphendiol and phenoxodiol, both of which are investigational drugs that have been licensed by Novogen to Marshall Edwards, Inc.  Phenoxodiol is currently in a multinational, multi-centre Phase III clinical trial for patients with late stage ovarian cancer (see www.OVATUREtrial.com ).  Triphendiol has recently been granted orphan drug status by the FDA for pancreatic and bile duct cancers, and late stage melanoma.

1 Nature Reviews - Cancer 2008 Oct;8(10):755-68. Epub 2008 Sep 11

About NV-128

In contrast to phenoxodiol and triphendiol, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death.  It appears that in conjunction with autophagy induction, NV-128 induces caspase independent cell death via the AKT-mTOR pathway resulting in beclin sequestration of Bcl-2, Bax up-regulation and mitochondrial depolarisation.  As a consequence, endonuclease G translocates to the nucleus where it initiates DNA degradation and cell death.  This offers an opportunity for use as a monotherapy in chemoresistant cancers and enhanced efficacy against cancer targets less susceptible to phenoxodiol.  The option for co-administration of combinations of these drugs is also under investigation to extend the potential therapeutic range of this unique class of oncology compounds.

About Novogen Limited

Novogen Limited (ASX: NRT - NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders.  Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world.  Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.  For more information, visit www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.